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                            October 24, 2023

       Jack Leeney
       Chief Executive Officer
       7GC & Co. Holdings Inc.
       388 Market Street, Suite 1300
       San Francisco, CA 94111

                                                        Re: 7GC & Co. Holdings
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed October 18,
2023
                                                            File No. 333-274278

       Dear Jack Leeney:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 12, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Unaudited Pro Forma Condensed Combined Financial Information, page 75

   1. We note that Stockholder Proposal No. 4 has been revised such that holders of 7GC common stock will elect
all five directors to the New Banzai Board. Your disclosure here and on page 134 states
that Banzai's directors and individuals designated by, or
                                                        representing, Banzai's
existing shareholders will constitute at least four of the five members of the initial
New Banzai Board following consummation of the Business
                                                        Combination. Please
clarify whether at least four of the current nominees meet this criterion or revise as
necessary.
 Jack Leeney
FirstName
7GC & Co.LastNameJack
           Holdings Inc. Leeney
Comapany
October 24,Name7GC
            2023     & Co. Holdings Inc.
October
Page 2 24, 2023 Page 2
FirstName LastName
Stockholder Proposal No. 1 - The Business Combination Proposal
Expected Accounting Treatment, page 133

2. We note your revised disclosures in response to prior comment 2. However, the bullet points on page 134 continue to refer to Banzai's existing shareholders having a majority interest under both the no redemption and maximum redemption scenarios, which is not the case. Please revise.
Beneficial Ownership of Securities, page 231

3. We note your response to prior comment 4. Please disclose the natural person(s) that hold investment and/or voting power over the voting securities beneficially owned by Polar
         Asset Management Partners Inc.
       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Matthew Crispino at 202-551-3456 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Mike Heinz